Mail Stop 4561

August 27, 2009

Paul Goodman
President
Bay Acquisition Corp.
420 Lexington Avenue, Suite 2320
New York, NY 10170

> **Re:** **Bay Acquisition Corp.**
> **Form 8-K/A Filed July 20, 2009**
> **File No. 000-28099**

Dear Mr. Goodman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

David Edgar
Staff Accountant